Exhibit 16.1

July 18, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Covenant Transport, Inc. 401(k) and Profit Sharing Plan and, under the date of June 28, 2004, we reported on the consolidated financial statements of Covenant Transport, Inc. 401(k) and Profit Sharing Plan as of and for the years ended December 29, 2003 and 2002. On May 12, 2005 our appointment as principal accountants was terminated. We have read Covenant Transport, Inc. 401(k) and Profit Sharing Plan statements included under Item 4.01 of its Form 8-K dated July 12, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with (a) Covenant Transport's statement that the change was approved by the audit committee of the board of directors on the same date or (b) paragraphs 5 and 6 of Item 4.01.

Very truly yours,

/s/ KPMG LLP

KPMG LLP

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